Carter Ledyard & Milburn llp
Counselors at Law

Guy P. Lander Partner • Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

August 10, 2021

VIA EDGAR AND ELECTRONIC MAIL

Ms. Julia Griffith

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CENAQ Energy Corp. Registration Statement on Form S-1, as amended
File No. 333-253695

Dear Ms. Griffith:

CENAQ Energy Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-253695), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on August 12, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Guy P. Lander at Carter Ledyard & Milburn LLP and that such effectiveness also be confirmed in writing.

Sincerely,

CENAQ Energy Corp.

By:	/s/ J. Russell Porter
Name:	J. Russell Porter
Title:	Chief Executive Officer